FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of February 2007
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F_X____            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes____                    No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibit 3 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979, 333-127097 and 333-139716) and Form F-3 (File
Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: TTI Telecom announces $1.5 million follow-on order from North American wireless operator, dated February 7, 2007.

2. Press Release: TTI Telecom to announce fourth quarter and year-end fiscal 2006 financial results on Thursday, February 15, 2007, dated February 13, 2007.

3. Press Release: TTI Telecom reports fourth quarter and year-end fiscal 2006 financial results, dated February 15, 2007.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TTI Team Telecom International Ltd.


Date: February 20, 2007                   By:/s/ Israel (Eli) Ofer
                                          ------------------------
                                          Israel (Eli) Ofer
                                          Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                Description
Number                 of Exhibit


1 Press Release: TTI Telecom announces $1.5 million follow-on order from North American wireless operator, dated February 7, 2007.

------------------------------ -------------------------------------------------
2 Press Release: TTI Telecom to announce fourth quarter and year-end fiscal 2006 financial results on Thursday, February 15, 2007, dated February 13, 2007.


------------------------------ -------------------------------------------------
3 Press Release: TTI Telecom reports fourth quarter and year-end fiscal 2006 financial results, dated February 15, 2007.

------------------------------ -------------------------------------------------

                                    EXHIBIT 1


Corporate Contacts:

-----------------------------------------------------
       Sanjay M. Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay.hurry@tti-telecom.com
-----------------------------------------------------

                  TTI TELECOM ANNOUNCES $1.5 MILLION FOLLOW-ON
                  ORDER FROM NORTH AMERICAN WIRELESS OPERATOR

Petach Tikva, Israel - February 7, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("TTI Telecom'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced that it has been awarded a follow-on order for an upgrade to its previously-deployed TTI Telecom Fault Management solution (FaM) and 2007 maintenance contract totaling $1.5 million from a tier-1, North American wireless service provider.

The service provider's decision to upgrade its FaM deployment was driven by growth in its network resulting from the addition of next generation network technologies. The FaM upgrade provides the capability to manage legacy and next generation networks through one system, delivering increased productivity through automatic problem correction, accelerated problem resolution and ultimately, increased network uptime and availability.

"Our solutions remain competitive in the North America marketplace and continue to be adopted by tier-1 service providers there despite its weak market for OSS," stated Meir Lipshes, chairman and CEO. "As the convergence of networks leads to convergence of OSS, and is further expanded with addition of newer communication technologies, OSS solutions like ours that deliver inherent scalability and OPEX savings across multi-domain network environments have a competitive advantage in the marketplace. This follow-on order highlights a global trend, on which we believe our solutions are well-positioned to capitalize." TTI Telecom's fault management solution provides multi-domain wireless and wireline alarm surveillance and management capabilities by enabling service providers to manage the entire problem resolution cycle (alarm detection, root-cause analysis, service impact analysis, and problem resolution). It allows service providers to gain significant benefits via OPEX reduction, increase in efficiency and productivity, increase in network uptime and availability, and real time view and management control over the network.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###

                                    EXHIBIT 2

Petach Tikva, Israel - February 13, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, will announce its fourth quarter and year-end fiscal 2006 financial results before market open on Thursday, February 15th and hold a conference call on the same day at 9:00 a.m. ET.

The call will be webcast by Thomson and can be accessed at TTI Telecom's web site at www.tti-telecom.com.

The webcast is also being distributed through the Thomson StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.fulldisclosure.com, Thomson/CCBN's individual investor portal, powered by StreetEvents. Institutional investors can access the call via Thomson's password-protected event management site, StreetEvents
(www.streetevents.com).


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Corporate Contact:
Sanjay Hurry
Investor Relations Officer
TTI Telecom
T: +1.201.795.3883 Ext. 220
sanjay.hurry@tti-telecom.com

                                    EXHIBIT 3


Corporate Contacts:

-------------------------------------------------------
           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom Ltd.
           T: +1.201.795.3883
           F: +1.201.795.3920
           sanjay.hurry@tti-telecom.com
-------------------------------------------------------

                       TTI TELECOM REPORTS FOURTH QUARTER
                   AND YEAR-END FISCAL 2006 FINANCIAL RESULTS
Petach Tikva, Israel - February 15, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the fourth quarter and fiscal year ended December 31, 2006.

Total revenues for the fourth quarter were $10.1 million, compared with $12.3 million for the fourth quarter of fiscal 2005. Operating loss for the quarter was $3.3 million compared with an operating income of $0.8 million for the same quarter last year. Net loss was $3.0 million, or $0.16 per diluted share, versus a net income of $0.06 million, or $0.00 per diluted share for the same period in 2005. The Company ended the fourth quarter with approximately $32.5 million in cash and liquid investments.

Total revenues for the fiscal 2006 were $46.1 million, compared with $43.2 million for fiscal 2005. Operating loss for the year was $4.7 million, compared with an operating loss of $6.6 million reported for fiscal 2005. Net loss was $3.8 million, or $0.20 per diluted share, compared with a net loss of $9.1 million, or $0.72 per diluted share, for fiscal 2005.

Commenting on the results, Meir Lipshes, Chairman and CEO of TTI Telecom, stated, "Our performance in fiscal 2006 was impacted by a weak CAPEX environment for OSS in North America, offsetting strong demand for our solutions from service providers migrating to converged and next-generation networks in the rest of the world. Despite these market-specific challenges, we acquired new customers and leveraged our install base for follow-on orders. In light of the ongoing weakness in our largest market by revenue, however, we initiated a cost reduction program in the fourth quarter intended to align our cost structure to expected revenues."

Concluded Lipshes, "We enter 2007 a more focused and efficient organization, supported by a strong balance sheet and solid backlog. Coupled with continued expense management, the potential for a gradual recovery in North America and strong sales momentum in the rest of the world, we have in place the requirements for a successful 2007 and beyond."


Conference Call Information:
A conference call has been scheduled for 9:00am ET today, February 15, 2007, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 11:00pm ET on February 22, 2007. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.68888), participant code "26062089". The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                               -tables to follow-


TTI TELECOM INTERNATIONAL LTD.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME
              (in thousands of U.S. dollars, except per share data)
                                                                         Three months                 Twelve months
                                                                       ended December 31,           ended December 31,
                                                        -----------------  ---------------- ---------------  ------------------
                                                                  2006              2005             2006              2005

                                                        -----------------  --------------------------------
                                                                         Unaudited                        Unaudited
                                                                      -----------------                       ----------------
Revenues:

  Product                                                     $    5,788        $    7,620       $  27,554         $    25,317
  Services                                                         4,321             4,652          18,560              17,909

                                                        -----------------  ---------------- ---------------  ------------------

Total revenues                                                    10,109            12,272          46,114              43,226

                                                        -----------------  ---------------- ---------------  ------------------

Cost of revenues:
  Product                                                          3,655             2,755          14,783              13,015
  Services                                                         2,646             2,194           9,571               9,203
  Impairment of capitalized software
  development costs                                                    -               177               -                 177

                                                        -----------------  ---------------- ---------------  ------------------

Total cost of revenues                                             6,301             5,126          24,354              22,395

                                                        -----------------  ---------------- ---------------  ------------------

Gross profit:                                                      3,808             7,146          21,760              20,831

                                                        -----------------  ---------------- ---------------  ------------------

Operating expenses:
  Research and development, net                                    2,664             2,183           9,578               9,136
  Sales and marketing                                              2,512             2,402          10,214              11,977
  General and administrative                                       1,969             1,766           6,679               6,325
                                                        -----------------  ---------------- ---------------  ------------------
Total operating expenses                                           7,145             6,351          26,471              27,438

Operating income (loss)                                          (3,337)               795         (4,711)             (6,607)
Other income                                                         150                 -             150                   -
Financial income (loss), net                                         511             (158)             662                 153
                                                        -----------------  ---------------- ---------------  ------------------
                                                        -----------------  ---------------- ---------------  ------------------

Income (loss) before taxes                                       (2,676)               637         (3,899)             (6,454)
Taxes on income                                                      341               573            (96)                 624

                                                        -----------------  ---------------- ---------------  ------------------

Net income (loss)                                                (3,017)                64         (3,803)             (7,078)
Deemed    dividend    associated    with   beneficial
conversion of Preferred shares                                         -                 -               -             (1,981)

                                                        -----------------  ---------------- ---------------  ------------------

Net income  (loss)  attributed  per share to Ordinary
shares                                                       $   (3,017)          $     64      $  (3,803)         $   (9,059)

                                                        =================  ================ ===============  ==================

Basic  and  diluted  net  income   (loss)  per  share
attributed to Ordinary shareholders                          $    (0.16)         $    0.00      $   (0.20)         $    (0.72)

                                                        =================  ================ ===============  ==================

Weighted average number of shares used for computing net loss per share attributed to Ordinary shareholders:
  Basic                                                       15,640,846        13,616,509      15,075,881          12,577,392

                                                        =================  ================ ===============  ==================
  Diluted                                                     15,640,846        14,177,114      15,075,881          12,577,392
                                                        =================  ================ ===============  ==================


                         TTI TELECOM INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEET
------------------------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)
                                                                          December 31,                December 31,

                                                                              2006                        2005

                                                                        ------------------
                                                                            Unaudited


ASSETS
CURRENT ASSETS:

Cash and cash equivalents                                                     $    31,410                 $    18,034
Short term bank deposits                                                              984                       1,973
Marketable securities                                                                   -                      15,713
Trade receivables, net                                                              4,664                       3,900
Unbilled receivables                                                                2,834                         964
Related parties                                                                       373                         367
Prepaid expenses and other accounts receivable                                      2,265                       2,218
                                                                        ------------------         -------------------

Total current assets                                                               42,530                      43,169

                                                                        ------------------         -------------------

LONG-TERM INVESTMENTS:
Long term deposits                                                                     97                         881
Investment in affiliate                                                               165                         165
Severance pay fund                                                                  3,627                       2,970
Long-term receivables                                                               3,324                       3,937
                                                                        ------------------         -------------------

Total long-term investments                                                         7,213                       7,953

                                                                        ------------------         -------------------

PROPERTY AND EQUIPMENT:
Cost                                                                               23,612                      22,259
Less - accumulated depreciation                                                    19,770                      17,530

                                                                        ------------------         -------------------
Property and equipment, net                                                         3,842                       4,729

                                                                        ------------------         -------------------


Total assets                                                                  $    53,585                 $    55,851
                                                                        ==================         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                                $     2,508                 $     1,867
Related parties                                                                        40                           -
Deferred revenues                                                                   8,333                      10,226
Other accounts payable and accrued expenses                                         7,187                       7,463

                                                                        ------------------         -------------------

Total current liabilities                                                          18,068                      19,556
                                                                        ------------------         -------------------

ACCRUED SEVERANCE PAY                                                               5,022                       3,852
                                                                        ------------------         -------------------

SHAREHOLDERS' EQUITY
Share capital:
  Ordinary shares                                                                   2,260                       2,022
  Preferred shares                                                                    334                         526
Additional paid-in capital                                                         74,919                      73,446
Accumulated other comprehensive loss                                                    -                       (336)
Accumulated deficit                                                              (47,018)                    (43,215)

                                                                        ------------------         -------------------

Total shareholders' equity                                                         30,495                      32,443

                                                                        ------------------         -------------------

Total liabilities and shareholders' equity                                    $    53,585                 $    55,851
                                                                        ==================         ===================



TTI TELECOM INTERNATIONAL LTD.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                 (in thousands of U.S. dollars, except share data)

                                      Number of         Share capital
                                                                                          Accumulated
                                                                            Additional    other                         Total
                               Ordinary   Preferred  Ordinary  Preferred A  paid-in       comprehensive     Accumulated shareholders
                               shares     A shares   shares    shares       capital      income (loss)(*)   loss        equity

                                                ------------  -----------  ------------  -----------  ---------------  -------------


Balance as of January 1,
2005                          11,872,941      -   $    1,794      $  -       $ 58,881    $   (226)       $ (34,156)     $ 26,293

Issuance of preferred A
convertible shares and
warrants , net                         -   6,636,391      -       754          12,584            -                -       13,338
Deemed dividend associated
with Beneficial Conversion
feature of Preferred A
shares                                 -           -      -         -           1,981            -           (1,981)            -
Conversion of Preferred A
convertible shares             2,000,000  (2,000,000)    228     (228)              -            -                -             -
Comprehensive loss:
Other comprehensive loss
- unrealized losses on
available-for-sale  marketable
securities, net of impairment          -           -       -        -               -         (110)               -         (110)
Net loss                               -           -       -        -               -            -           (7,078)      (7,078)
                               ---------    --------  --------  --------    ----------   ---------           -------     --------

Total comprehensive loss

Balance as of December
31, 2005                      13,872,941    4,636,391   2,022     526           73,446        (336)          (43,215)     32,443

Unaudited

Exercise of warrants             427,490            -      46       -            1,022           -                 -       1,068
Conversion of convertible
Preferred A shares             1,700,000   (1,700,000)    192    (192)               -           -                 -           -
Stock compensation                     -            -       -       -              451           -                 -         451
Comprehensive income:
Other  comprehensive
income - unrealized
income on available
-for-sale marketable
securities                             -            -       -       -                -         336                 -         336
 Net loss                              -            -       -       -                -           -            (3,803)     (3,803)
                                ---------  --------   --------  --------    ----------   ---------           -------      ------

Total comprehensive income

Balance as of December
31, 2006                      16,000,431    2,936,391    2,260     334       $   74,919          -        $  (47,018)   $ 30,495
                              ==========  =========   ========  ========    ===========  =========           ======      =======


(*) Accumulated other comprehensive income (loss) on account of unrealized gains
(losses) on available-for-sale marketable securities.




TTI TELECOM INTERNATIONAL LTD.
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                                        Year ended            Year ended
                                                                                        December 31,          December 31,
                                                                                            2006                 2005
                                                                                   -----------------   ------------------

                                                                                      Unaudited
                                                                                   -----------------


 Cash flows from operating activities:

 Net loss                                                                            $     (3,803)         $    (7,078)
 Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
 Depreciation and amortization                                                              2,589                2,258
 Impairment of capitalized software development costs                                           -                  177
 Gain from sale of property and equipment                                                     (73)                (157)
 Accrued interest on short-term bank deposits                                                 (23)                  27
 Severance pay, net                                                                           513                 (142)
 Increase (decrease) in trade receivables                                                    (765)               2,855
 Decrease (increase) in unbilled receivables                                               (1,870)                 527
 Decrease (increase) in long-term trade and unbilled receivables                              614                 (669)
 Decrease (increase) in other accounts receivable and prepaid expenses                        (47)               1,047
 Increase (decrease) in trade payables                                                        641               (1,678)
 Increase in related parties                                                                   34                    -
 Increase (decrease) in deferred revenues                                                  (1,893)               5,584
 Increase (decrease) in other accounts payable and accrued expenses                          (276)               1,792
 Stock-based compensation                                                                     451                    -
 Amortization of premium, accretion of accrued interest and
 realized losses on available for sale marketable securities                                  969                  411

                                                                                   -----------------   ------------------

 Net cash provided by (used in) operating activities                                       (2,939)               4,737

                                                                                   -----------------   ------------------

 Cash flows from investing activities:

 Investment in short-term and long-term bank deposits                                        (188)              (2,487)
 Investment in available-for-sale marketable securities                                   (28,031)             (19,148)
 Proceeds  from  sale  and  redemption  of  available-for-sale  marketable
 ecurities                                                                                 43,111               15,540
 Proceeds from short-term and long-term bank deposits                                       1,984                2,901
 Proceeds from sale of property and equipment                                                 117                  293
 Purchase of property and equipment                                                        (1,746)              (1,145)

                                                                                   -----------------   ------------------

 Net cash provided by (used in) investing activities                                         15,247              (4,046)

                                                                                   -----------------   ------------------

 Cash flows from financing activities:

 Short-term bank debt                                                                             -                (967)
 Proceeds from issuance of preferred shares, net                                              1,068              12,838

                                                                                   -----------------   ------------------

 Net cash provided by financing activities                                                    1,068              11,871

                                                                                   -----------------   ------------------

 Increase in cash and cash equivalents                                                       13,376              12,562

                                                                                   -----------------   ------------------

 Cash and cash equivalents at the beginning of the year                                      18,034                5,472

                                                                                   -----------------   ------------------

 Cash and cash equivalents at the end of the year                                        $   31,410           $   18,034
                                                                                   =================   ==================
                                                                  ###